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                               December 6, 2001


Cindy Rose, Esq.
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0506

Re:  IDEX Mutual Funds
     N-14
     SEC File No. 333-73604
     Film #1794814
     Accession #: 0001021408-01-510479

Dear Ms. Rose:

On November 19, 2001, an N-14 was filed with the Commission on behalf of IDEX Pilgrim Baxter Technology, IDEX Munder Net50 and IDEX Transamerica Small Company in the IDEX Mutual Funds ("IDEX") series. IDEX now desires to withdraw that N-14.

Please contact the undersigned at (727) 299-1824 with any questions regarding the requested withdrawal.

Thank you for you assistance in this matter.


Sincerely,

/s/ John K. Carter

John K. Carter, Esq.
Secretary, Vice President &
Senior Counsel

CC:  Kimberly J. Smith, Esq.